SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-
14, SEC File No. 333-214716, was filed on
November 18, 2016. This filing relates to an Agreement and Plan of Reorganization whereby
Federated Total Return Bond Fund (Surviving
Fund), a portfolio of Federated Total Return Series,
Inc., acquired all of the net assets of Hancock
Horizon Core Bond Fund (Acquired Fund), a portfolio of The Advisors' Inner Circle Fund II, in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired
Fund in complete liquidation and termination of the Acquired Fund. As a result, effective January
27, 2017, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Regular
Meeting held on November 17, 2016 and was also approved by Acquired Fund shareholders at a Special Meeting held on January 26, 2017.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on December 20, 2016.